Exhibit 99.1

FOR IMMEDIATE RELEASE

Tier 1 Cyber Security Vendor
Selects 2 Silicom Cards

KFAR SAVA, Israel – April 24, 2023 - Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that a Tier 1, US-based cyber security vendor has awarded Silicom two NIC Design Wins: one for an advanced encryption offload acceleration card, and the other for an FPGA-based SmartNIC. Both will be incorporated into two of the customer’s next-generation solutions designed to help its customers, including some of the world’s largest, most advanced organizations, secure and optimize their networks and applications in the cloud, on premise or at the edge. The customer has indicated that both design wins will be ramping up during the second half of this year, with mass deployment beginning in 2024.

“We are proud that that this cyber security giant is turning to Silicom for the specialized hardware it needs to build its next generation platforms,” commented Liron Eizenman, Silicom’s CEO. “This speaks volumes about the innovation of our technology, our broad portfolio, the uniqueness of our full-service ‘package’, and the reputation we have earned as the ‘go to’ source for performance-booster solutions.”

Mr. Eizenman continued, “The fact that we have secured these two important Design Wins, both of which are critical to the performance of the customer’s solutions, confirms again our strategy of creating a broad offering perfectly positioned to address our target customers’ critical needs. It also demonstrates the ongoing power of our traditional product lines to continue playing an important role in our growth.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 200 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.
For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com